MATERIAL CHANGE REPORT

1.	Name and Address of Company

Canwest Global Communications Corp. (“Canwest”)
31st Floor, Canwest Place
201 Portage Avenue
Winnipeg, Manitoba
R3B 3L7

2.	Date of Material Change

September 23, 2009.

3.	News Releases

A news release with respect to the material change that occurred on September 23, 2009 referred to in this report was issued by Canwest on September 23, 2009 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On September 23, 2009, Canwest announced that its subsidiary, CanWest MediaWorks Ireland Holdings (“CMIH”), had entered into an agreement with Macquarie Capital Advisers Limited for the sale of all its ownership interest in Ten Network Holdings Limited (“Ten Holdings”) by means of a block trade on a fully underwritten basis for gross proceeds of approximately A$680 million (CDN$634 million).  The sale of the Ten Holdings shares was completed on October 1, 2009.

5.	Full Description of Material Change

5.1           Full Description of Material Change

On September 23, 2009, Canwest announced that its subsidiary, CMIH had entered into an agreement with Macquarie Capital Advisers Limited for the sale of all of its ownership interest in Ten Holdings by means of a block trade on a fully underwritten basis for gross proceeds of approximately A$680 million (CDN$634 million).  The sale of the Ten Holdings shares was completed on October 1, 2009.

In connection with the sale of the shares of Ten Holdings, CMI agreed with its senior secured lenders and the members of the Ad Hoc Committee of its US761 million aggregate principal amount of 8% senior subordinated notes (which are guaranteed by several subsidiaries of CMI, including CMIH) with respect to the use of the net proceeds of the sale.  Pursuant to the agreement, the proceeds were used as follows:

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•              the repayment in full all amounts outstanding under the 12% senior secured notes of US$95 million (CDN$102 million) issued by CMI and Canwest Television Limited Partnership;

•
CDN$85 million for general corporate and working capital purposes, including the repayment of all outstanding borrowings (other than letters of credit) under the senior secured revolving asset-based loan facility with CIT Business Credit Canada Inc., which facility continues to remain available to CMI; and

•	the deposit of US$398 million (CDN$426 million) with the trustee for the benefit of the holders of the 8% senior subordinated notes.

The sale of the shares of Ten Holdings has facilitated continuing discussions with the Ad Hoc Committee regarding a recapitalization transaction.  CMI and the members of the ad hoc committee have entered into a further extension agreement and forbearance to October 6, 2009.  CIT Business Credit Canada Inc. has agreed to extend to October 15, 2009 certain milestones that were to have been achieved by September 25, 2009.

The sale of the shares of Ten Holdings required certain amendments to the indenture governing the 8% senior subordinated notes. Canwest further announced that members of the Ad Hoc Committee holding approximately 70% of the outstanding principal amount of the 8% senior subordinated notes, in excess of the majority threshold required, agreed with CMI to support the amendments necessary to permit the sale of the shares of Ten Holdings.  Further, these members agreed to cause the record owners through which these members hold their 8% senior subordinated notes to grant their consent to a supplemental indenture implementing these amendments.  CMI launched a consent solicitation process on September 24, 2009 to obtain these necessary consents from the record owners.  On October 1, 2009, after receiving the requisite consents, CMI entered into a supplemental indenture containing the amendments.

All Canadian dollar amounts are based on conversion rates applicable on September 23, 2009.

Please see the attached news release.

5.2           Disclosure for Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

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7.             Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact Richard Leipsic, Senior Vice President & General Counsel, at (204) 953-7719.

9.	Date of Report

October 6, 2009.

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NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

NEWS RELEASE

For Immediate Release
September 23, 2009

Canwest announces sale of shares of Ten Network Holdings Limited

Winnipeg – Canwest Global Communications Corp. (“Canwest”) announced today that its subsidiary, CanWest MediaWorks Ireland Holdings (“CMIH”), has entered into an agreement with Macquarie Capital Advisers Limited for the sale of all of its ownership interest in Ten Network Holdings Limited (“Ten Holdings”) by means of a block trade on a fully underwritten basis for gross proceeds of approximately A$680 million (CDN$634 million).  The sale of the Ten Holdings shares is expected to be completed on or about October 1, 2009 and is subject to customary closing conditions for securities offerings in Australia.

In connection with the sale of the shares of Ten Holdings, Canwest Media Inc. (“CMI”) has agreed with its senior secured lenders and the members of the ad hoc committee of holders (the “Ad Hoc Committee”) of its US$761 million aggregate principal amount of 8% senior subordinated notes (which are guaranteed by several subsidiaries of CMI, including CMIH) with respect to the use of the net proceeds of the sale.  Pursuant to the agreement, the net proceeds will be used as follows:

•	to repay in full all amounts outstanding under the 12% senior secured notes of US$95 million (CDN$102 million) issued by CMI and Canwest Television Limited Partnership;

•
CDN$85 million for general corporate and working capital purposes, including to repay all outstanding borrowings (other than letters of credit) under the senior secured revolving asset-based loan facility with CIT Business Credit Canada Inc., which facility will continue to remain available to CMI after the repayment; and

•	to deposit US$398 million (CDN$426 million) with the trustee for the benefit of the holders of the 8% senior subordinated notes.

The sale of the shares of Ten Holdings is expected to facilitate continuing discussions with the Ad Hoc Committee regarding a recapitalization transaction.  CMI and the members of the ad hoc committee have entered into a further extension agreement and

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forbearance to October 6, 2009.  CIT Business Credit Canada Inc. has agreed to extend to October 15, 2009 certain milestones that were to have been achieved by September 25, 2009.

The sale of the shares of Ten Holdings requires certain amendments to the indenture governing the 8% senior subordinated notes.  Canwest further announced that members of the Ad Hoc Committee holding approximately 70% of the outstanding principal amount of the 8% senior subordinated notes, in excess of the majority threshold required, have agreed with CMI to support the amendments necessary to permit the sale of the shares of Ten Holdings.  Further, these members have agreed to cause the record owners through which these members hold their 8% senior subordinated notes to grant their consent to a supplemental indenture implementing these amendments.  CMI is launching a consent solicitation process on September 24, 2009 to obtain these necessary consents from the record owners.  Unless the consent solicitation is terminated by CMI, upon receipt of the requisite record owner consents, CMI intends to effect the execution of a supplemental indenture containing the amendments.

All Canadian dollar amounts are based on conversion rates applicable on the date of this release and the amount deposited with the trustee for the 8% senior subordinated notes is subject to the conversion rate of Australian dollars to U.S. dollars as agreed to in connection with the sale of the shares of Ten Holdings.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and nine months ended May 31, 2009. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

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This release is not an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to or from any “US person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) (“US Person”)). Securities may not be offered or sold in the United States without registration or an exemption from, or in a transaction not subject to, registration. The offer and sale of the shares of Ten Holdings referred to in this release have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and such shares may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, registration.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A), an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language paid daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, and web sites in Canada, New Zealand, Australia, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Senior Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com

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